May 13, 2009

By EDGAR Transmission and by Hand Delivery

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-23039

Dear Mr. O’Brien:

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated April 16, 2009, with respect to the Company’s annual report on Form 10-K (the “Annual Report”).

We understand and agree that:

(A) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B) the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Annual Report on Form 10-K Filed September 15, 2008

Liquidity and Capital Resources, page 36

1. We note your response to our prior comment 5 that states that you will revise future flings to discuss how you plan to fund your contractual obligations, which have decreased to $917K, your working capital requirements and any available alternatives if you are unable to renew your current bank debt that is due July 2009.  Supplementally, tell us what you are currently doing to ensure that this bank debt can either be renewed or replaced.  Since this debt matures in less than 3 months, please tell us what alternatives you are currently considering and how you plan to fund this debt if you can not renew or if additional financing is not available.

Terence O’Brien
Division of Corporate Finance
May 13, 2009

RESPONSE: All of our existing bank debt is borrowed from Raiffeisen Zentralbank Österreich AG (“RZO”), with whom we have had a long term relationship with since 2004.  The current short term bank debt is a one year revolving bank debt, due in July 2009.  As has been our course of dealing with RZO, we have already provided them with the operational updates and documentation necessary to renew the current revolving debt before its maturity. As of today’s date, management believes that we will be able to refinance our debt with RZO, however we cannot assure you that we will be able to do so at a similar interest rate or on the terms of our prior loan.  In the event that we are unable to renew our debt with RZO or that such debt will only be available on terms that are substantially unfavorable to us, before we enter such loan agreement we will approach other banks to determine whether the terms are the best that we can obtain in light of the global credit crisis.  If we are able to obtain credit on more favorable terms from another bank, we’ll do so.  However, we believe that with our competitive edge in the domestic niche precision steel segment and our good track record in servicing past and existing debt, we will be able to secure debt with RZO or an alternate bank, on terms that are substantially similar to the terms of our existing RZO loan.

Critical Accounting Policies, page F-37

2. We note your responses to prior comments 8 -11 and the proposed disclosure that you plan to include in future filings.  With regards to your accounting policies for advances to suppliers, goodwill and intangibles and other long lived assets, these policies do not specifically disclose how you assess these assets for recoverability, how you determined fair value and the specific assumptions used.  Your disclosure does not analyze each estimate for their specific sensitivity to change.  Further we note that you performed an interim impairment test which resulted in no impairment.  Supplementally provide us with your most recent impairment test documentation so that we may more clearly understand the material assumptions that was used in your analysis and how you determined that no impairment was necessary.

RESPONSE: We note your comment and, commencing with our Form 10-Q for the fiscal quarter ended March 31, 2009, we have expanded the discussion of our critical accounting policies to specifically disclose how we assess advances to suppliers, goodwill and intangibles and other long lived assets for recoverability, how we determine fair value and the specific assumptions used.  We will also disclose how we analyze each estimate for their specific sensitivity to change.  Our planned future disclosures regarding advances to suppliers, goodwill and intangibles and other long lived assets will take the following form:

Advances to Suppliers - In order to secure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Cash advances are shown net of allowances of $2,530,479 and $2,522,837 at March 31, 2009 and June 30, 2008, respectively. The Company created this partial reserve against advances to suppliers for goods ordered and not received within one year of the advance payment made. Our allowance for advance to suppliers is a subjective critical estimate that has a direct impact on reported net earnings, and it is reasonably possible that the Company’s estimate of the allowance will change, such as in the case when the Company becomes aware of a supplier’s inability to deliver the contracted raw materials or meet its financial obligations. Two of the Company’s major long-term suppliers, who each represent 33% and 27% of our advances to suppliers for the nine months ended March 31, 2009, have advised the management that they are committed to delivering the contracted raw materials in accordance with the terms of their supply contracts. Management expects to receive these raw materials in the next 6 months.

Terence O’Brien
Division of Corporate Finance
May 13, 2009

Intangible Assets -   Intangible assets represent land use rights in China acquired by the Company and are stated at cost less amortization. Amortization of land-use rights is calculated on the straight-line method, based on the period over which the right is granted by the relevant authorities in China.  In August 2004 and December 2006, the Company acquired 50-year land use rights for its properties at Tuorong, that expire in August 2054 and December 2056, respectively. Determination of the fair value of intangible assets is subject to significant judgment.  These are stated at cost and thus no fair value assumptions were used.  We amortize the value of our land use rights over the fifty-year term of these rights. An amortization amount of approximately $35,000 is to be recorded each year for the remaining lease period, starting from the current financial year ending June 30, 2009.  We review our intangible assets annually (or more frequently if there are triggering events), to determine whether their carrying value has become impaired, in conformity with SFAS No. 142, Goodwill and Other Intangible Assets. We also re-evaluate the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. An impairment test was performed for the nine months ended March 31, 2009 and no impairment charges were recognized for the relevant period. As of March 31, 2009, the Company expects these assets to be fully recoverable.

On April 10, 2007, we purchased Blessford International Limited (“Blessford”), a British Virgin Islands company for an aggregate purchase price of $100,000.  Blessford does not conduct any business, but it owns a single subsidiary, Shanghai Blessford Alloy Company Limited, a wholly-foreign owned enterprise chartered in China. The purchase price was allocated $1 to cash and $99,999 to goodwill. At March 31, 2009, this $99,999 in goodwill was considered immaterial and was, therefore, not tested for impairment.

Impairment of Long-Lived Assets – The Company accounts for impairment of plant and equipment and amortizable intangible assets in accordance with SFAS No. 142 and SFAS No. 144, which requires the Company to evaluate a long-lived asset for recoverability when there is an event or circumstance that indicate the carrying value of the asset may not be recoverable. We determine such impairment by measuring the estimated undiscounted future cash flow generated by the assets, comparing the result to the asset carrying value and adjust the asset to the lower of its carrying value or fair value and charging current operations for the measured impairment. The recent decline in market cap and stock price has triggered an interim impairment test under SFAS No. 142 and SFAS No. 144.  We performed an impairment test for the nine months ended March 31, 2009 and no impairment charges were recognized for the relevant period. As of March 31, 2009, the Company expects these assets to be fully recoverable.

We have attached at Annex A, the documentation for our impairment tests on our intangible assets and long-lived assets for the nine months ended March 31, 2009, so that the Staff may more clearly understand the material assumptions that was used in our analysis and how we determined that no impairment was necessary.

Terence O’Brien
Division of Corporate Finance
May 13, 2009

Note 3.  Summary of Significant Accounting Policies

Advances to Suppliers, page F-9

3. We note your response to prior comment 12 which discusses your allowance for advances to suppliers.  You state that of the $3.8 million provision recorded in 2007, that $3.5 million related to advances to suppliers.  Please reconcile the $3.5 million to the disclosure in your Note 5 on page F-13 that shows the provision recorded in 2007 as $2.3 million.  Further consider providing, in future filings, a discussion to supplement the rollforward on page F-13, that discusses the nature of the provisions recorded, the write offs charged to the allowance as you have discussed in your response.

RESPONSE:  The amount disclosed in Note 5 on page F-13 is correct; the provision recorded in 2007 for advances to suppliers was $2.3 million. We will, in future filings, clearly state the amount of such provision, together with a discussion of the nature of the provision recorded and ensure that the disclosures are consistent.

Note 19.  Other Revenues. page F-22

4. We note your response to prior comment 14 which explains the write back of impairment for consumable items.  Please ensure that you revise, future filings, to discuss this write back of consumable inventory and the events and circumstances surrounding the write back as you have done so in your response.  Further ensure that your revised disclosure discusses where the original impairment was recorded and your basis for recording the write back as other income.

RESPONSE: We will ensure that, in future filings, write back of consumable inventories or any other similar write backs are clearly explained, including a discussion of where the original impairment was recorded and our basis for recording such write backs.

10-K Filed September 15, 2008 (Amended October 28, 2008)

Exhibits 31.1 and 31.2

5. We note your response to comment 16 in our letter dated February 20, 2009.  Neither your annual report filed on September 15, 2008 nor your amendment to the annual report filed on October 28, 2008 contains the complete text of the required certifications.  Please amend your annual report to provide complete certifcations.  The amendment may consist of a Form 10-K cover page, an explanatory note, a signature page and paragraphs 1, 2, 4 and 5 of the certifications, Please file a certification for each certifying officer, and please do not modify the form of the certification in any respect other than to complete the information requested by the form of the certification, which is contained in Item 1(b)(31) of Regulation SK-I.

RESPONSE: We have filed a second amendment to our annual report on Form 10-K to include the verbatim language, including the parenthetical language in clause (d) of paragraph four and the introductory language to paragraph five, in the certifications required by Exchange Act Rule 13a-14(a).

Terence O’Brien
Division of Corporate Finance
May 13, 2009

Item 11.  Executive Compensation, page 8

Bonuses, page 10

6. We note your response to comment 19 in our letter dated February 20, 2009.  In future filings, please also quantify in dollars the target and actual EBITDA amounts used to calculate the bonuses.  Also explain in future filings how you calculated EBITDA and whether this measure was adjusted.  See Instruction 5 to Item 402(b)(2) and Item 402(b)(2)(vi) of Regulation S-K.

RESPONSE:  Our discretionary cash bonuses are not based on EBITDA targets, rather, they are based on our annual Net Income growth target. In future filings we will correct our disclosure under the “Compensation Disclosure and Analysis” heading to properly reflect that our discretionary grant of cash bonuses to our employees is based in general on based on the overall performance of the Company, and specifically, on whether the Company has met its Net Income growth target for the relevant period.  For the year ended June 30, 2008, our Net Income growth target was 20% year-on-year.  We met and exceeded this target, under the skill and management of the named executives, by achieving 124% Net Income growth year-on-year.

Director Compensation, page 12

7. We note your response to comment 23 in our letter dated February 20, 2009.  With a view toward future disclosure, please tell us what the standard fee arrangements were for each director who received fees.  In doing so, please tell us the monthly dollar amount received by each director. In addition, for each director please identify and quantify the items that comprised the amount in the “All Other Compensation” column.

RESPONSE: Our future filings include a disclosure of the standard monthly fee arrangement for each of our directors, where applicable, including the components of any other compensation.  Our disclosure will reflect narrative such as the following under the heading, “Director Compensation:”

Director Compensation

The following table provides information about the compensation earned by directors who served during fiscal year 2008:
Name of director	Fees Earned or Paid in Cash($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)		Total($)
Wo Hing Li (1)	-		-	-	-	175,000	(1)	175,000
Hai Sheng Chen (1)	-		-	-	-	12,132	(1)	12,132
Che Kin Lui	30,000		-	-	-	7,500	(2)	37,500
David Peter Wong	36,000		-	-	-	9,000	(2)	45,000
Tung Kuen Tsui	30,000		-	-	-	7,500	(2)	37,500
Dan Carlson (2)	10,948		-	-	-	2,813	(2)	13,761

Terence O’Brien
Division of Corporate Finance
May 13, 2009

________________
(1)
The compensation reported for Mr. Li and Mr. Chen reflects compensation that they received as executives of the Company.  Mr. Li received a salary of $140,000 and a discretionary bonus of $35,000, and Mr. Chen received a salary of $9,706 and a discretionary bonus of $2,426.  Neither Mr. Li nor Mr. Chen received compensation for serving as our Directors.

(2)
These amounts represent total discretionary bonuses received by each director for the year ended June 30, 2008.  The Company accrued total bonuses of $26,813 to these directors, which was paid out during the first quarter of fiscal 2009.

(3)	Mr. Carlson serves on our Board of Directors as a non-executive director.

Narrative to Director Compensation Table

For the year ended June 30, 2008, the Company paid fees in the total amount of $106,948 for our three independent directors and one non-executive director for service on our board of directors and service to the Company for the year ended June 30, 2008. The fees paid to our independent directors were standard monthly director fees pursuant to the independent director agreements entered into with these directors. David P. Wong receives $3,000/month as compensation for his services as our independent director and audit committee chair, and Che Kin Lui and Tung Kuen Tsui each receives $2,500/month as compensation for their services as our independent directors, and Daniel Carlson receives $2,500/month as compensation for his services as our non-executive director.

The bonuses granted to our directors are discretionary cash bonuses based on the overall performance of the Company for the period, and specifically on the Company’s ability to meet of its Net Income target.  Other than monthly director fees and discretionary bonuses, we have no other compensation arrangements with our directors for committee service, service as chairman of the board or a committee, meeting attendance or the like.

(Remainder of Page Left Blank Intentionally)

Terence O’Brien
Division of Corporate Finance
May 13, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983.1523.

Sincerely,

CHINA PRECISION STEEL INC.

By:/s/ Wo Hing Li
Name: Wo Hing Li
Title: Chief Executive Officer
cc: Scott Kline, Esq.

ANNEX A

Impairment Test Documentation

China Precision Steel, Inc.
Impairment test
As at March 31, 2009

	6/30/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013	6/30/2014	6/30/2015	6/30/2016	6/30/2017	6/30/2018

Tons sold	64451	72000	89122	96,252	103,952	103,952	103,952	109,149	109,149	109,149
Average Selling Price Per ton	1,030	1,050	1,050	1,020	1,050	1,100	1,150	1,150	1,200	1,200

Cash flows from operating activities
Revenues	66,384,530	75,600,000	93,578,100	98,176,795	109,149,496	114,347,091	119,544,686	125,521,920	130,979,395	130,979,395
COGS	57,754,541	61,992,000	72,990,918	73,632,596	81,862,122	85,760,318	89,658,514	94,141,440	98,234,546	98,234,546
Gross Profit	8,629,989	13,608,000	20,587,182	24,544,199	27,287,374	28,586,773	29,886,171	31,380,480	32,744,849	32,744,849
Gross Margin %	13%	18%	22%	25%	25%	25%	25%	25%	25%	25%
Cash generated	12,790,243	12,114,597	18,493,427	23,357,094	26,464,421	28,196,953	29,496,352	30,932,187	32,335,538	32,744,849
Selling expenses	2,000,000	1,300,000	1,200,000	1,800,000	2,400,000	2,640,000	2,904,000	3,194,400	3,513,840	3,865,224
Administrative expenses	1,800,000	1,980,000	2,178,000	2,395,800	2,515,590	2,641,370	2,773,438	2,912,110	3,057,715	3,210,601
Income Tax	420,000	650,000	800,000	1,000,000	2,200,000	3,500,000	4,200,000	5,000,000	5,450,000	5,300,000
Net cash provided by operating activities	8,570,243	8,184,597	14,315,427	18,161,294	19,348,831	19,415,584	19,618,914	19,825,678	20,313,983	20,369,024

Cash flows from investing activities
Additional PPE and CIP	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)
Net cash (used in) investing activities	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)

Cash flows from financing activities
Interest and finance cost	(1,200,000)	(1,740,000)	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)
Exercise of common stock warrants	269,985	0	0	0	0	0	0	0	0	0
Short-term bank loan	0	7,350,000	0	0	0	0	0	0	0	0
Net cash provided by financing activities	(930,015)	5,610,000	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)

Net cash flow	(20,359,772)	8,794,597	10,515,427	14,325,294	12,476,111	14,535,584	7,738,914	15,945,678	16,433,983	16,489,024

Sum of undiscounted cash flows	$96,894,838

Net Carrying Value	$39,800,096

No Impairment	57,094,742